ATTACHMENT FOR CURRENT FILING OF N-SAR

SUB-ITEM 77D

At a regular meeting held December 16-18, 2013, the Board of Trustees for the Registrant approved the following name change:

Asia Total Return Bond Fund (JHAM) to Asia Pacific Total Return Bond Fund (JHAM)

The Fund’s current investment objective and investment policies will remain the same.

The Board also approved the use of derivatives by the JHF II Floating Rate Income Fund (WAMCO). This allows the Fund to invest in derivatives, including credit default swaps and other swap transactions and options, including options on securities indices to improve liquidity and hedge credit risk during periods of market stress.